Item 77I Deutsche Global High Income Fund,
Inc.
On May 17, 2017, the Fund's Board of Directors approved a Plan of Liquidation and Dissolution for the Fund (the "Plan") for the Fund. Under the terms of the Plan, the "Cessation Date" for the Fund's liquidation was September 8, 2017. As provided in the Plan, at the close of business on the Cessation Date, the Fund ceased to engage in any business activities, except for the purpose of liquidating and winding up its affairs, and the books of the Fund closed. Effective the business day following the Cessation Date, the Fund's shares ceased trading on the New York Stock Exchange. The Fund made a final liquidating distribution to shareholders on September 15, 2017.